MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2007 and 2006, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at March 28, 2008.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has eleven tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company has invested significantly to increase its automated manufacturing capacity in advance of expected growth in demand for its products. In 2008, the Company plans to launch a new high throughput instrument and two additional rapid clinical tests, a NT-proBNP Test for the detection and diagnosis of congestive heart failure, as well as an Influenza A+B Test.

The Company currently has partnerships with two sales and marketing partners, Shionogi & Co. Ltd. of Japan for its BNP Test and 3M Company for its infectious disease products. Response Biomedical is in the process of negotiating to grant exclusive rights to a partner to market and sell its cardiovascular products outside of Japan. This has caused existing distributors to not invest in selling its products in this market. As a result, sales in 2007 have remained relatively flat with declining gross margins, which are expected to increase again as sales volumes rise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the year ended December 31, 2007 decreased 6% to $2,222,642 compared to $2,356,187 in 2006.

Vector products (West Nile Virus) revenue for the year ended December 31, 2007 decreased 22% to $506,631 compared to $646,032 in 2006.

Biodefense products revenue for the year ended December 31, 2007 increased 6% to $827,971 compared to $784,118 in 2006.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2007 decreased 17% to $526,872 compared to $633,721 in 2006.

As at December 31, 2007, the Company had $8,204,647 in cash and cash equivalents and short-term investments, a decrease of $962,209 compared to $9,166,856 as at December 31, 2006. As at December 31, 2007, the Company had a working capital balance of $8,171,297 a decrease of $1,102,496 compared to $9,273,793 as at December 31, 2006.

During the year ended December 31, 2007, the Company obtained (net of issue costs) $689,412 in cash through the issuance of shares related to the exercise of stock options, $1,741,159 through the exercise of warrants, and $11,123,331 through private placement.

2007 operational milestones included:

  In January 2007, the Company announced that it had commercially launched its RAMP NT- proBNP Test for the diagnosis of congestive heart failure in Europe;
  In January 2007, the Company announced that it had been issued a notice of allowance by the United States Patent and Trademark Office for the patent entitled "sensitive immunochromatographic assay", a patent that covers key aspects of the Company’s lateral flow immunoassays with the RAMP point-of-care testing platform;
  In February 2007, the Company appointed Duane A. Morris to the role of chief operating officer responsible for the operational and strategic leadership of the research, development and manufacturing functions of the Company. Mr. Morris replaced Brian G. Richards, a co- founder of the Company;
  In May 2007, the Company announced that it had entered into a long-term agreement with an affiliate of Alexandria Real Estate Equities, Inc. to lease a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company's operations beginning in early 2008. Initial capital modifications to the facility are being financed by the landlord and managed by the Company;
  In June 2007, the Company announced that it had filed a US Food and Drug Administration (“FDA”) 510(k) submission seeking clearance to market a rapid Influenza A+B test. The test manufactured by Response will run on the RAMP platform and, once clearance is received, will be marketed and sold exclusively by 3M Health Care as the 3M(TM) Rapid Detection Flu A+B Test;
  In June 2007, the Company announced that it had been granted a medical device license by Health Canada to market its RAMP NT-proBNP Test in Canada;
  In July 2007, the Company closed a private placement financing for net proceeds of $11,123,331 whereby it issued 12,000,000 common shares at a price of $1.00 for each common share;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  In September 2007, the Company announced the appointment of S. Wayne Kay as Chief Executive Officer. Mr. Kay was also appointed to the Company’s Board of Directors. Mr. Kay replaced William J. Radvak, a co-founder of the Company; and
  In December 2007, the Company announced that its common shares had been approved for listing on the Toronto Stock Exchange (“TSX”) and would no longer trade on the TSX Venture Exchange. Trading on the TSX commenced December 21, 2007 under the symbol “RBM”.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in note 2 to the audited consolidated financial statements as at December 31, 2007. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2007 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and Development Costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Deferred Lease Inducement

Lease inducements arising from non-repayable leasehold improvement allowances and rent-free inducements received from the landlord are being amortized to reduce rent expense over the term of the lease on a straight-line basis.

Stock-Based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 13(c) to the audited consolidated financial statements as at December 31, 2007. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures on each reporting period on stock options granted to executive officers, directors, employees and consultants.

Warranty Accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period-consolidated financial statements.

Comprehensive Income

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Instruments – Recognition and Measurement

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs are included in the carrying amounts of financial instruments as they are carried on the balance sheet. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company classified its cash and cash equivalents, restricted cash, short-term investments, and restricted investment as held-for-trading. Trade receivables and other receivables are classified as loans and receivables. Accounts payable, holdback payable and repayable leasehold improvement allowance are classified as other financial liabilities.

The adoption of these accounting policy changes has not had a material impact on the Company’s financial position as at January 1, 2007.

Recent Accounting Pronouncements

The Accounting Standards Board has issued the following recommendations:

CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These new standards are applicable to fiscal years beginning on or after October 1, 2007. The Company will adopt these new standards on January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The Company will adopt this standard January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For the years ended December 31, 2007 and 2006:

Revenue and Cost of Sales

Revenues from product sales for the year ended December 31, 2007 decreased 6% to $3,557,244 compared to $3,786,337 for the same periods in 2006.

Clinical products revenue for the year ended December 31, 2007 decreased 6% to $2,222,642 compared to $2,356,187 for the same period in 2006. The decrease is mainly due to decreased reader sales offset partially by increased test sales. Test sales have increased mainly as a result of servicing a larger customer base. In the long-term, the Company expects clinical products revenue to increase as new products are launched and the Company scales up and automates its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of cardiac product orders from its distributors.

West Nile Virus revenue for the year ended December 31, 2007, decreased 22% to $506,631 compared to $646,032 in 2006. This decrease is primarily due to a reduction in new placements as opportunity for additional market penetration has been limited. In the future, the Company expects the sales of West Nile Virus products to continue at similar levels.

Biodefense products revenue for the year ended December 31, 2007, increased 6% to $827,971 compared to $784,118 in 2006. The variability is primarily due to the timing of significant onetime bio-defense system orders. In the future, the Company expects this variability to continue.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2007 decreased 17% to $526,872 compared to $633,721 in 2006. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects this variability to continue.

Included in total revenues of $4,084,116 for the year ended December 31, 2007 [2006 - $4,420,058] was $100,764 [2006 - $163,558] of revenue recognized that was deferred from prior periods and did not result in cash in the current periods.

Cost of sales for the year ended December 31, 2007 was $3,201,626 compared to $2,311,412 in 2006, an increase of 39%. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin from product sales for the year ended December 31, 2007 was 10% compared to 39% in 2006. The decrease in gross margin is primarily due to a decrease in higher margin reader sales and increased costs related to the implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. Further contributing to the reduced margin are increased payroll, recruiting costs and other expenses incurred to support the scale up of manufacturing operations. The Company expects variation in gross margin based on product mix and, in the short term, lower gross margins due to the scale up and automation of its manufacturing operations in anticipation of growth in its clinical products business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Research and development expenses for the year ended December 31, 2007 increased to $7,167,758 from $6,393,641 in 2006, an increase of 12%. The increase is primarily due to higher payroll costs to support product development activities in the amount of $364,000, higher costs incurred by the Company in the development of a next generation RAMP reader in the amount of $234,000, increased legal fees incurred in relation to patents and trademarks totaling $178,000, short term incentive plan accruals in the amount of $73,000 and increased stock based compensation expense totaling $20,000. This increase is partially offset by a reduction in allocated overhead, amortization and administrative expenses totaling $89,000.

Marketing and business development expenses for the year ended December 31, 2007 were $2,457,621 compared to $2,597,189 in 2006, a decrease of 5%. The decrease is largely due to a reduction in selling expenses totaling $111,000 primarily related to lower advertising costs, lower professional fees related to clinical support activities totaling $108,000, lower stock-based compensation expense totaling $75,000, and decreased travel costs in the amount of $15,000. This decrease is offset by increased payroll costs and incentive plan accruals in the amount of $79,000, increased overhead, amortization and administrative expenses totaling $70,000, and higher legal costs related to potential partnering activities in the amount of $38,000.

General and administrative expenses for the year ended December 31, 2007 were $5,029,195 compared to $2,545,713 in 2006, an increase of 98%. The increase in 2007, is primarily due to an additional rent expense charge of $753,000 related to the rent free period of the new facility lease agreement, transitional executive salary costs in the amount of $380,000, increased payroll costs and recruitment expenses incurred for human resources, investor relations and accounting personnel totaling $375,000, costs incurred for compliance with US Sarbanes-Oxley Act totaling $285,000, strategic consulting services fees of $250,000 incurred in relation to a private placement financing in July 2007 and fees incurred in relation to listing the Company’s common shares on the TSX in the amount of $155,000. In addition, the increase in 2007 is due to increased travel expenses in the amount of $105,000, incentive plan accruals totaling $91,000, higher stock-based compensation expense in the amount of $91,000, higher audit costs totaling $78,000 and executive recruitment costs in the amount of $69,000. This increase is partially offset by lower consulting fees in the amount of $83,000, director’s joining fees incurred in 2006 but not in 2007 in the amount of $80,000 and decreased allocations for overhead and administrative charges totaling $65,000.

Other Income/Expenses

For the year December 31, 2007, miscellaneous interest expense amounted to $851 compared to $74,849 in 2006 for debentures, including accretion, a line of credit and other interest expense.

Amortization of deferred financing costs for the year ended December 31, 2007 was $Nil [2006 - $37,926]. The 2006 costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and finance costs related to convertible debentures issued in October 2005.

During the year ended December 31, 2007, the Company earned interest income of $359,543 [2006 - $135,663] relating to higher average funds on deposit.

During the year ended December 31, 2007, the Company had foreign exchange losses of $491,979 [2006 - $76,719]. The increased foreign exchange loss is largely due to significant balances of cash

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and cash equivalents and short term investments held in US dollars affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of the period. The exchange rate as at December 31, 2007 was $1.0120 US per CDN dollar [December 31, 2006 – $1.1652 US per CDN dollar].

Loss

For the year ended December 31, 2007, the Company reported a loss of $13,901,041 or $0.14 compared to a loss of $9,328,167 or $0.10 per share for 2006. The increase in loss for the year ended December 31, 2007 compared to 2006 is primarily due to decreased margins on product sales, increased research and development activity, higher compensation expenses, additional rent expense for the rent free period of the new facility lease agreement, additional costs related to compliance with the US Sarbanes-Oxley Act, and foreign exchange losses as a result of cash and cash equivalents and short-term investments held in US dollars partially offset by increased interest income.

For the years ended December 31, 2006 and 2005:

A comparison of the results of operations for the years ended December 31, 2006 to 2005 is disclosed in the Management Discussion and Analysis as at and for the year ended December 31, 2006, dated April 25, 2007.

SELECTED ANNUAL INFORMATION FOR 2007, 2006 AND 2005

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2007	2006	2005
	$	$	$
Product Revenue	3,557,244	3,786,337	3,088,638
Cost of Sales	3,201,626	2,311,412	1,652,033
Gross Profit	355,618	1,474,925	1,436,605
Gross Margin on Product Sales	10%	39%	47%
Services Revenue	526,872	633,721	401,042
Total Revenue	4,084,116	4,420,058	3,489,680
Expenses	14,654,574	11,536,543	10,092,920
Loss for the Year	13,901,041	9,328,167	8,424,983
Loss per Share – Basic and Diluted	0.14	0.10	0.12
Total Assets	17,938,351	12,966,931	2,253,939
Total Long -Term Obligations (1)	2,941,295	__	1,012,584

(1)

The long-term obligation balance in 2007 of $2,941,295 represents the lease inducements recorded as a result of the Company’s 15 year lease agreement for a new premise as described in note 11 to the consolidated financial statements as at December 31, 2007.

The long-term obligation balance in 2005 of $1,012,584 represents the accounting value as at December 31, 2005 of $1,579,000 principal in convertible redeemable debentures as described in note 10 to the consolidated financial statements as at December 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended December 31, 2007.

	2007	2007	2007	2007	2006	2006	2006	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Product Revenue	919,053	869,738	687,989	1,080,464	945,165	1,356,506	812,070	672,596
Cost of Sales	986,724	803,009	731,981	679,912	594,970	788,367	518,750	409,325
Gross Profit	-67,671	66,729	-43,992	400,552	350,195	568,139	293,320	263,271
Gross Margin on
Product Sales	-7%	8%	-6%	37%	37%	42%	36%	39%
Services Revenue	63,220	152,105	311,547	0	178,528	79,309	310,295	65,589
Total Revenue	982,273	1,021,843	999,536	1,080,464	1,123,693	1,435,815	1,122,365	738,185
Expenses	4,379,794	3,110,219	4,007,605	3,156,956	4,032,526	2,507,170	2,605,643	2,391,204
Loss for the Period	4,299,946	2,892,230	3,987,766	2,721,099	3,431,451	1,833,288	1,872,023	2,191,405
Loss per Share –
Basic and Diluted	0.07	0.02	0.03	0.02	0.03	0.02	0.02	0. 03
Total Assets	17,938,351	16,473,216	7,593,556	10,431,436	12,966,931	5,936,076	8,206,769	10,164,602

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s distributors in China and Japan;
  The timing of significant bio-defense system orders; and
  Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this target market.

Quarter to quarter variability in contract service fees and revenue from collaborative research agreements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The losses reported are primarily the result of decreased margins on product sales due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in it’s clinical products business, increased research and development expenditures for new product development and improvements to current products and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In 2005, the Company experienced greater direct sales, marketing and business development expenditures and since the first quarter of 2006 altered it’s sales strategy putting a relatively greater emphasis on the utilization of distributors and partners.

FOURTH QUARTER

Total revenue for the quarter ended December 31, 2007 decreased to $982,273 from $1,123,693 compared to the quarter ended December 31, 2006, a decrease of 13%. Product sales for the quarter ended December 31, 2007 decreased to $919,053 from $945,165 for the same period in 2006, a decrease of 3%. The decrease was largely due to fewer sales of readers. Service revenue for the quarter ended December 31, 2007 decreased by 65% to $63,220 from $178,528 for the same period in 2006. The decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit margin from product sales for the quarter ended December 31, 2007 decreased to negative 7% from 37% for the same period in 2006 due to reduced sales of readers and a higher proportion of lower margin test sales.

Expenses for the quarter ended December 31, 2007 were $4,379,794 compared to $4,032,526 in 2006, an increase of 9%. The increase in 2007, is primarily due to an additional rent expense charge of $322,000 related to the rent free period of the new facility lease agreement, higher stock-based compensation expense in the amount of $305,000, strategic consulting services fees of $250,000 incurred in relation to a private placement financing in July 2007, increased payroll costs totaling $207,000, fees incurred in relation to listing the Company’s common shares on the TSX in the amount of $155,000 and higher audit fees totaling $130,000. This increase is partially offset by lower consulting fees totaling $366,000, decreased license fees in the amount of $290,000, lower expenses for research and development activities totaling $208,000, lower overhead and administrative charges in the amount of $94,000, reduced legal expenses totaling $69,000 and fewer selling expenses totaling $23,000.

Total assets as at December 31, 2007 increased to $17,938,350 from $12,966,931 as at December 31, 2006, an increase of 38%. The increase is due to the leasehold improvements inducement capitalized as a result of the Company’s 15 year lease agreement for a new premise in the amount of $2,414,359, funds receivable for expenditures related to building upgrades for the new facility in the amount of $1,043,917 and amounts capitalized in relation to a deposit paid for office furnishings related to the new facility in the amount of $416,830.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2007, the Company has raised approximately $71.6 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at December 31, 2007, the Company had a working capital balance of $8,171,297 a decrease of $1,102,496 compared to $9,273,793 as at December 31, 2006. With the growth of its operations, the Company’s requirements for working capital are increasing; accordingly, during the year the Company closed a private placement equity financing generating net proceeds of $11,123,331. For the year ended December 31, 2007, the Company relied primarily on cash on hand, proceeds from private placement, and exercise of share purchase warrants and stock options to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended December 31, 2007, the Company incurred losses of $13,901,041 compared to $9,328,167 in 2006. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the funds on hand, exercise of warrants and options, funding from partners, issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at December 31, 2007, the Company had 12,094,534 warrants outstanding at an exercise price of $0.62 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 10,578,375 stock options outstanding of which 2,548,057 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2007, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	41,592	19,896	19,896	1,800	—
License Fees	99,000	11,000	33,000	22,000	33,000
Equipment	541,353	541,353	—	—	—
Repayable Leasehold Allowance	16,364,370	1,090,958	2,181,916	2,181,916	10,909,580
Facility Subleases	18,268,611	1,208,333	2,069,924	2,181,400	12,808,954
Total	35,314,926	2,871,540	4,304,736	4,387,116	23,751,534

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at December 31, 2007 there were 129,977,631 common shares issued and outstanding for a total of $71,393,556 in share capital, 10,578,375 (of which 2,548,057 are exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.75 per share, 2,417,337 common shares reserved for future grant or issuance under the Company’s stock option plan and 12,094,534 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.62 per share.

As at March 27, 2008 there were 130,376,131 common shares issued and outstanding for a total of $71,708,737 in share capital, 10,422,475 (of which 2,611,862 are exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.75 per share, 2,564,737 common shares reserved for future grant or issuance under the Company’s stock option plan and 11,704,534 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.62 per share.

TRANSACTIONS WITH RELATED PARTIES

The following payments were made to directors or companies related to or under their control:

	2007	2006	2005
	$	$	$
General and administrative
Strategic consulting services	250,000	66,500	85,301
Directors’ fees	—	80,000	—
Legal fees	41,456	9,897	—
	291,456	156,397	85,301

Strategic consulting services fees totaling $250,000 were incurred by the Company in 2007 for extraordinary services provided by a member of the Board of Directors in relation to financing activities including the planning and closing of the $12,000,000 private placement financing in July 2007. As at December 31, 2007, $250,000 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Strategic consulting services fees were incurred by the Company in 2006 and 2005 for services provided by members of the Board of Directors. As at December 31, 2006, $Nil remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2005 - $933].

The Company retains a law firm where a corporate partner is a member of the Board of Directors. For the year ended December 31, 2007, the Company incurred legal fees payable to this law firm of $41,456 [2006 - $9,897; 2005 - $Nil]. As at December 31, 2007, $15,610 remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2006 - $10,452; December 31, 2005 - $Nil].

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year ended December 31, 2007, the Company earned revenues totaling $528,119 (product revenue $1,247 and contract service fees and revenues from collaborative research arrangements $526,872) [2006 - revenues from collaborative research arrangements - $171,225; 2005 – $Nil], subsequent to the development partner becoming a related party. As at December 31, 2007, $126,465 of the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables [December 31, 2006 – $171,225; December 31, 2005 - $Nil]

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2007, four [December 31, 2006 - four] customers represent 78% [December 31, 2006 - 80%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as most of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 and have concluded that, as at December 31, 2007, the Company’s disclosure controls and procedures were effective.

Evaluation of Internal Control Over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon their assessment, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective. Ernst & Young LLP has issued an attestation report on the Company's internal control over financial reporting, which is included in the audited consolidated financial statements of the Company as at and for the years ended December 31, 2007 and 2006.

Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2007 had an accumulated deficit of $67,493,123 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market; 9) New instrument: The Company is currently in the process of applying for FDA 510(K) clearance to market a new instrument projected to be commercially available in the US in mid 2008. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s RAMP NT-proBNP Test and the Flu A+B test to be sold by 3M. There is no assurance that the instrument will be completed in a timeframe optimal to the launch of the NT-proBNP Test and the Flu A+B test, that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 10) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 11) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 12) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 13) Seasonality: The business and industry is affected by

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 14) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 15) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 40-F.